UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CLINICAL DATA, INC.

(Name of Subject Company (Issuer))

MAGNOLIA ACQUISITION CORP.

(Offeror)

A Wholly-Owned Subsidiary of

DOGWOOD HOLDING CORP.

(Offeror)

An Indirect Wholly-Owned Subsidiary of

FL HOLDING CV

(Offeror)

An Indirect Wholly-Owned Subsidiary of

FOREST LABORATORIES, INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

WARRANTS, DATED AUGUST 31, 2006, ISSUED TO LAURUS MASTER FUND, LTD. (“LAURUS WARRANTS”)

WARRANTS ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT, DATED NOVEMBER 17, 2005 (“2005 WARRANTS”)

WARRANTS ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT, DATED JUNE 13, 2006 (“2006 WARRANTS”)

WARRANTS ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT, DATED SEPTEMBER 26, 2008 (“2008 WARRANTS”)

WARRANTS WITH AN EXERCISE PRICE OF $8.120 ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT, DATED FEBRUARY 25, 2009 (“SERIES A 2009 WARRANTS”)

WARRANTS WITH AN EXERCISE PRICE OF $9.744 ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT, DATED FEBRUARY 25, 2009 (“SERIES B 2009 WARRANTS”)

CONVERTIBLE NOTES, DATED FEBRUARY 25, 2009, ISSUED PURSUANT TO THAT SECURITIES PURCHASE AGREEMENT DATED FEBRUARY 25, 2009 IN AGGREGATE PRINCIPAL AMOUNT OF $50,000,000 (“COMPANY NOTES”)

(Title of Class of Securities)

18725U109 (Common Stock) None (Laurus Warrants) None (2005 Warrants) None (2006 Warrants)	None (2008 Warrants) None (Series A 2009 Warrants) None (Series B 2009 Warrants) None (Company Notes)

(CUSIP Number of Class of Securities)

Herschel S. Weinstein, Esq. Forest Laboratories, Inc. 909 Third Avenue New York, New York 10022-4731 (212) 421-7850

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew W. Ment, Esq.

Covington & Burling LLP

620 Eighth Avenue

New York, New York 10018

(212) 841-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$ 1,277,432,391	$ 148,309.90

(1)	Solely for purposes of calculating the registration fee, the maximum aggregate value of the transaction was calculated as the sum of (A) 31,090,561 shares of Common Stock multiplied by the sum of (i) $30.00 and (ii) $0.30 (the result of $30.30, the average of the high and low prices of the shares of Common Stock as reported on the NASDAQ Global Market on March 7, 2011, less $30.00, such amount, the “Attributed CVR Value”), (B) 4,556,521 shares of Common Stock issuable pursuant to the exercise of outstanding options with exercise prices below $36.00 multiplied by the sum of (i) $15.05 (which is equal to $30.00 minus the weighted average exercise price per share of such options) and (ii) the Attributed CVR Value, (C) 2,068 shares of Common Stock issuable pursuant to the outstanding deferred stock units multiplied by the sum of (i) $30.00 per share and (ii) the Attributed CVR Value, (D) 19,216 shares of Common Stock issuable pursuant to the exercise of that certain warrant, dated August 31, 2006, issued by Clinical Data, Inc. to Laurus Master Fund, Ltd. multiplied by the sum of (i) $10.00 (which is equal to $30.00 minus the exercise price of such warrant) and (ii) the Attributed CVR Value, (E) 108,850 shares of Common Stock issuable pursuant to the exercise of warrants issued by Clinical Data, Inc. pursuant to that certain Securities Purchase Agreement, dated as of November 17, 2005, between Clinical Data, Inc. and the investors named therein multiplied by the sum of (i) $14.90 (which is equal to $30.50 minus the exercise price of such warrants) and (ii) the Attributed CVR Value, (F) 143,774 shares of Common Stock issuable pursuant to the exercise of those certain warrants issued by Clinical Data, Inc. pursuant to that certain Securities Purchase Agreement, dated as of June 13, 2006, between Clinical Data, Inc. and the investors named therein multiplied by the sum of (i) $17.71 (which is equal to $30.68 minus the exercise price of such warrants) and (ii) the Attributed CVR Value, (G) 757,461 shares of Common Stock issuable pursuant to the exercise of those certain warrants issued by Clinical Data, Inc. pursuant to that certain Securities Purchase Agreement, dated as of September 26, 2008, between Clinical Data, Inc. and the purchasers named therein multiplied by the sum of (i) $13.56 (which is equal to $30.00 minus the exercise price of such warrants) and (ii) the Attributed CVR Value, (H) 3,055,300 shares of Common Stock issuable pursuant to the exercise of those certain warrants issued by Clinical Data, Inc. pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009, between Clinical Data, Inc. and the purchasers named therein multiplied the sum of (i) by $21.07 (which is equal to $30.00 minus the weighted average exercise price of such warrants) and (ii) the Attributed CVR Value, and (I) 6,110,599 shares of Common Stock issuable pursuant to the exercise of outstanding convertible notes multiplied by the sum of (i) $30.00 and (ii) the Attributed CVR Value.

(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $148,309.90	Filing Party: Forest Laboratories, Inc.
Form of Registration No.: Schedule TO-T	Date Filed: March 8, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2011 and is filed by (i) Magnolia Acquisition Corp., a Delaware corporation (“Purchaser”), (ii) FL Holding CV, an entity organized under the laws of the Netherlands, of which the Purchaser is an indirect wholly-owned subsidiary (“Parent”), (iii) Forest Laboratories, Inc., a Delaware corporation, of which the Purchaser is an indirect wholly-owned subsidiary (“Forest”), and (iv) Dogwood Holding Corp., a Delaware corporation of which the Purchaser is a direct wholly-owned subsidiary (“Dogwood”). The Schedule TO relates to the tender offer for:

•

all of the outstanding shares of common stock, $0.01 par value (the “Shares”), of Clinical Data, Inc., a Delaware corporation (the “Company”), at a price of $30.00 per Share, net to the sellers in cash, without interest thereon and subject to any required withholding taxes plus the contractual right, pursuant to the Contingent Value Right Agreement (appended to the Schedule TO as Exhibit (d)(2)) (the “CVR Agreement”), to receive additional consideration of up to $6.00 per Share upon the achievement of certain milestones set forth in the CVR Agreement (the “CVR Consideration”);

•

all of the outstanding warrants, dated August 31, 2006, issued by the Company to Laurus Master Fund, Ltd. (the “Laurus Warrants”) at a price equal to (i) the product of $10.00 multiplied by the number of Shares subject to such Laurus Warrant as of immediately prior to the first time at which the Purchaser accepts for payment any Securities tendered pursuant to the Offer (the “Acceptance Time”), and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such Laurus Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of November 17, 2005, between the Company and the investors named therein (the “2005 Warrants”) at a price equal to (i) the product of $14.90 multiplied by the number of Shares subject to such 2005 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such 2005 Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of June 13, 2006, between the Company and the investors named therein (the “2006 Warrants”) at a price equal to (i) the product of $17.71 multiplied by the number of Shares subject to such 2006 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such 2006 Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of September 26, 2008, between the Company and the purchasers named therein (the “2008 Warrants”) at a price equal to (i) the product of $13.56 multiplied by the number of Shares subject to such 2008 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such 2008 Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants with an exercise price of $8.120 issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009, between the Company and the purchasers named therein (the “Series A 2009 Warrants”) at a price equal to the product of $21.88 multiplied by the number of Shares subject to such Series A 2009 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such Series A 2009 Warrant as of immediately prior to the Acceptance Time;

•

all of the outstanding warrants with an exercise price of $9.744 issued by the Company pursuant to that certain Securities Purchase Agreement, dated as of February 25, 2009, between the Company and the purchasers named therein (the “Series B 2009 Warrants,” and together with the Laurus Warrant, the 2005 Warrants, the 2006 Warrants, the 2008 Warrants, and the Series A 2009 Warrants, the “In-the-Money Warrants”) at a price equal to the product of

$20.26 multiplied by the number of Shares subject to such Series B 2009 Warrant as of immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon exercise in full of such Series B 2009 Warrant as of immediately prior to the Acceptance Time; and

•

all outstanding convertible notes dated February 25, 2009 issued by the Company pursuant to that certain Securities Purchase Agreement dated February 25, 2009 by and among the Company, New River Management V, LP and RJK, L.L.C. and in an aggregate principal amount of $50,000,000 (the “Company Notes,” and together with the Shares and the In-the-Money Warrants, the “Securities”) at a price equal to (i) the product of $30.00 multiplied by the maximum number of Shares into which such Company Note is convertible immediately prior to the Acceptance Time, and (ii) the right to receive the CVR Consideration with respect to each of the total number of Shares that would have been issuable upon conversion in full of the Company Note as of immediately prior to the Acceptance Time;

upon the terms and conditions set forth in the offer to purchase dated March 8, 2011 (the “Offer to Purchase”), a copy of which is included as Exhibit (a)(1)(A) to the Schedule TO, and in the related letters of transmittal (the “Letters of Transmittal”), copies of which are included as Exhibits (a)(1)(B), (a)(1)(C), (a)(1)(D), (a)(1)(E), (a)(1)(F), (a)(1)(G), (a)(1)(H) and (a)(1)(I) to the Schedule TO which, together with any amendments or supplements, collectively constitute the “Offer.” Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

All the information set forth in the Offer to Purchase and the related Letters of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, except those items as to which information is specifically provided herein.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

(1) The paragraph under the heading “Minimum Tender Condition” in the Summary Term Sheet of the Offer to Purchase is amended and supplemented to include the following sentence at the end of such paragraph:

“Under circumstances where the maximum number of Clinical Data common shares are issued pursuant to the Top-Up Option, the minimum tender condition would be satisfied only if the shares of Clinical Data common stock, Company Notes and In-The-Money Warrants tendered in the Offer represented, in the aggregate, 35,902,796 shares of Clinical Data common stock on a fully-diluted basis, or approximately 78.2% of the 45,902,795 shares of Clinical Data common stock outstanding on a fully-diluted basis as of March 3, 2011.”

(2) The text under the heading “Who is offering to buy my securities?” in the Summary Term Sheet of the Offer to Purchase is amended and supplemented to include the following new paragraph as the second paragraph thereof:

“On March 25, 2011, Parent contributed all of the outstanding shares of the capital stock of the Purchaser to Dogwood Holding Corp., a newly formed Delaware corporation that is wholly-owned by Parent (“Dogwood”), pursuant to a Contribution Agreement, dated March 25, 2011, by and among Parent and Dogwood (the “Contribution Agreement”). After giving effect to the contribution of the Purchaser’s outstanding shares pursuant to the Contribution Agreement, the Purchaser is a direct wholly-owned subsidiary of Dogwood, and an indirect wholly-owned subsidiary of each of Parent and Forest. Dogwood was formed for the purpose of holding the shares of the Purchaser and facilitating the acquisition of Clinical Data.”

(3) The penultimate paragraph under the heading “What are the classes and amounts of securities sought in the Offer?” in the Summary Term Sheet of the Offer to Purchase is amended and restated to read in its entirety as follows:

“Purchaser has discretion over whether to accept for payment or (subject to the rules and regulations of the SEC) pay for, any In-the-Money Warrant that has an expiration date that would occur earlier than the third business day following the expiration date of the Offer (as the Offer may be extended), provided that Purchaser may not refuse to accept any In-the-Money Warrant for this reason without refusing to accept all In-the-Money Warrants in the applicable class.”

(4) The first paragraph under the heading “What is the CVR Consideration and how does it work?” in the Summary Term Sheet of the Offer to Purchase is amended and supplemented to include the following sentence at the end of such paragraph:

“Under the terms of the CVR Agreement, neither Forest nor its affiliates will be under any obligation to make any specified level of efforts or expenditures in the development, marketing or commercialization of the Product. Whether the milestones required for payment of the CVR Consideration are met will depend on many factors, some within control of Forest and its subsidiaries and others outside the control of Forest and its subsidiaries.”

(5) The text under the heading “What is the CVR Consideration and how does it work?” in the Summary Term Sheet of the Offer to Purchase is amended and supplemented to include the following paragraph as the penultimate paragraph under such heading:

“The CVR Agreement provides that persons entitled to the CVR Consideration are intended third-party beneficiaries of such agreement. Moreover, the CVR Agreement grants holders of at least 20% of the CVRs the right to request an audit of Parent’s records for purposes of determining whether the sales milestones above have been met. However, your ability to enforce your rights under the CVR Agreement is limited to the extent that you will only have the legal rights of a general unsecured creditor of Parent if Parent does not deliver the funds required to pay the CVR Consideration to the Rights Agent within 30 days following the attainment of a milestone or if you seek to enforce your rights to any portion of the CVR Consideration that has not been paid prior to approximately six months following the applicable payment date. Moreover, the CVR Agreement provides that Parent may amend, without the consent of the CVR holders, the CVR Agreement in certain circumstances, which include (i) providing for a successor rights agent, (ii) curing ambiguities, correcting or supplementing any provision that may be defective or inconsistent with any other provision in the CVR Agreement, making any other provisions with respect to matters or questions arising under the CVR Agreement (provided that such provisions shall not materially adversely affect the interests of the CVR holders), and (iii) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is materially adverse to the interests of the CVR holders. Parent may also amend the CVR Agreement in a manner that is materially adverse to your interests provided that Parent obtains the written consent of the holders of at least a majority of the CVRs.”

(6) The paragraph under the heading “Does the acquisition of Clinical Data by Forest require that Forest acquire 90% of the outstanding Shares of Clinical Data to acquire Clinical Data?” in the Summary Term Sheet of the Offer to Purchase is amended and supplemented to include the following sentence as the penultimate sentence in such paragraph:

“If the initial offer period, which is scheduled to expire at 12:00 midnight, New York City time, on Monday, April 4, 2011 is extended the Purchaser will not extend the Offer beyond any date on which the special meeting is scheduled to occur. If the special meeting occurs and the required vote to approve the Merger is obtained, then Forest would not extend the expiration of the Offer to any subsequent date.”

(7) The first paragraph under the heading “What is the market value of my Shares as of a recent date?” in the Summary Term Sheet of the Offer to Purchase is amended and supplemented to include the following sentence at the end of such paragraph:

“Accordingly, the Upfront Consideration with respect to the Shares represents a discount of approximately $3.90 with respect to the closing market price of such Shares on February 18, 2011, and a discount of approximately $0.30 with respect to the closing market price of such Shares on March 7, 2011.”

(8) The second sentence in the second paragraph of Section 1 – “Terms of the Offer” of the Offer to Purchase is amended and restated to read in its entirety as follows:

“The Purchaser will pay for such Securities tendered pursuant to the Offer promptly after accepting them.”

(9) The last paragraph in Section 2 – “Acceptance for Payment and Payment for Securities” of the Offer to Purchase is amended and restated to read in its entirety as follows:

“If any tendered Securities are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates, In-the-Money Warrants, or Company Notes are submitted evidencing more Shares, In-the-Money

Warrants, or Company Notes than are tendered, Share Certificates, In-the-Money Warrants, or Company Notes evidencing unpurchased Shares, In-the-Money Warrants, or Company Notes will be returned, without expense to the tendering holders of the Shares, In-the-Money Warrants, or Company Notes (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Securities,” such Securities will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.”

(10) The first and third sentences in the subsection titled “Determination of Validity” in Section 3 – “Procedures for Accepting the Offer and Tendering Securities” of the Offer to Purchase are amended and supplemented to include the following at the end of each such sentence:

“, subject to the rights of the tendering holders of Securities to challenge our determination in a court of competent jurisdiction.”

(11) The third paragraph in Section 6 – “Price Range of Shares” of the Offer to Purchase is amended and supplemented to include the following sentence as the penultimate sentence in such paragraph:

“Accordingly, the Upfront Consideration with respect to the Shares represents a discount of approximately $3.90 with respect to the closing market price of such Shares on February 18, 2011, and a discount of approximately $0.30 with respect to the closing market price of such Shares on March 7, 2011.”

(12) The first sentence in the second paragraph of Section 8 – “Certain Information Concerning Parent, the Purchaser and Forest” of the Offer to Purchase is amended and supplemented to add the following at the end of such sentence:

“, which owns 99% of the limited partnership interests of Parent.”

(13) Section 8 – “Certain Information Concerning Parent, the Purchaser and Forest” of the Offer to Purchase is amended and supplemented to add the following paragraph immediately after the current second paragraph thereof:

“FLI International LLC (“FLI International”) is a Delaware limited liability company and the sole general partner of Parent. FLI International’s principal executive offices are located at 909 Third Avenue, New York, New York 10022-4731. The telephone number of FLI International is (212) 421-7850. Along with Forest, FLI International develops, manufactures and sells branded forms of ethical drug products, most of which require a physician’s prescription.”

(14) Section 8 – “Certain Information Concerning Parent, the Purchaser and Forest” of the Offer to Purchase is amended and supplemented to add the following paragraph immediately after the current third paragraph thereof:

“On March 25, 2011, Parent contributed all of the outstanding shares of the capital stock of the Purchaser to Dogwood Holding Corp., a newly formed Delaware corporation that is wholly-owned by Parent (“Dogwood,” and together with Forest, Parent, FLI International and the Purchaser, the “Forest Entities”), pursuant to a Contribution Agreement, dated March 25, 2011, by and among Parent and Dogwood (the “Contribution Agreement”). After giving effect to the contribution of the Purchaser’s outstanding shares pursuant to the Contribution Agreement, the Purchaser is a direct wholly-owned subsidiary of Dogwood, and an indirect wholly-owned subsidiary of each of Parent and Forest. Dogwood’s principal executive offices are located at 909 Third Avenue, New York, New York 10022-4731. The telephone number of Dogwood is (212) 421-7850. Dogwood was formed for the purpose of holding the shares of the Purchaser and facilitating the acquisition of Clinical Data.”

(15) Section 8 – “Certain Information Concerning Parent, the Purchaser and Forest” of the Offer to Purchase is amended by changing each reference to “Parent, the Purchaser and/or Forest” as a group therein to “Parent, the Purchaser, Forest and Dogwood.”

(16) The subsection titled “Merger Agreement” in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase is amended and restated to read in its entirety as follows:

“Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Parent, the Purchaser, and Forest.” For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Parent, Purchaser, Forest and Clinical Data in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to the Tender Offer Statement on Schedule TO to provide Clinical Data’s stockholders with information regarding the terms of the Merger Agreement. The terms and information in the Merger Agreement should not be relied on as disclosures about Clinical Data or the Forest Parties without consideration to the entirety of public disclosure by Clinical Data and the Forest Parties as set forth in their respective public reports with the SEC. The Merger Agreement contains representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract between the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. The representations and warranties set forth in the Merger Agreement were negotiated with the principal purposes of (i) establishing the circumstances under which Purchaser may have the right not to consummate the Offer or the Merger, or Parent or Clinical Data may have the right to terminate the Merger Agreement, and (ii) allocating risk between the parties if those representations and warranties should prove to be inaccurate, rather than for establishing matters as fact. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.”

(17) The second sentence of the first paragraph of the subsection titled “Contingent Value Right Agreement” in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase is amended and restated in its entirety to read as follows

“The former holders of Shares, deferred stock units and certain options to acquire Shares, and the former holders of In-the-Money Warrants and Clinical Data Notes, will be entitled to receive the following cash payments for each Share acquired by Purchaser in the Offer or converted into the right to receive merger consideration in the Merger (or, in the case of deferred stock units and certain options to acquire Shares, and In-the-Money Warrants and Clinical Data Notes, for each Share that would have been issuable upon the exercise or conversion thereof), with each payment conditioned upon the achievement of the applicable milestone related to the commercialization of Viibryd™ and other products containing vilazodone hydrochloride (the “Product”) as follows:”

(18) The second paragraph of the subsection titled “Contingent Value Right Agreement” in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase are each amended and supplemented to include the following sentence at the end of each such paragraph:

“Under the terms of the CVR Agreement, neither Forest nor its affiliates will be under any obligation to make any specified level of efforts or expenditures in the development, marketing or commercialization of the Product. Whether the milestones required for payment of the CVR Consideration are met will depend on many factors, some within control of Forest and its subsidiaries and others outside the control of Forest and its subsidiaries.”

(19) The third paragraph of the subsection titled “Contingent Value Right Agreement” in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase is amended and supplemented to include the following sentence at the end of such paragraph:

“Pursuant to the CVR Agreement, the CVRs may be transferred only in the following limited circumstances: (a) on death, by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (c) pursuant to a court order; (d) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner, to the extent allowable by DTC; or (f) at the option of the Holder at any time by abandoning all of its remaining rights in a CVR by transferring the CVR to Parent without consideration therefor.”

(20) The subsection titled “Contingent Value Right Agreement” in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase is amended and supplemented to insert the following paragraphs before the current last paragraph under such heading:

“Section 7.6 of the CVR Agreement provides that the persons entitled to the CVR Consideration are intended third-party beneficiaries of the CVR Agreement. Moreover, pursuant to Section 6 of the CVR Agreement, holders of at least 20% of the CVRs will have the right to request an audit by an independent accounting firm of Parent’s records in order to determine whether the milestones triggering payment of the CVR Consideration have been met. If such independent accountant concludes that payment of the CVR Consideration should have been made, then Parent will be required to make payment of such CVR Consideration plus interest, as applicable.

However, the enforcement of the rights of holders of Securities entitled to the CVR Consideration is limited for certain purposes. For example, the CVR Agreement provides that, with respect to any portion of CVR Consideration that remains undistributed for a period of approximately six months following the date a given milestone becomes payable, holders of Securities entitled to such payments may look only to Parent or Forest for such payments, but will be accorded no greater rights against Parent or Forest than general unsecured creditors of Parent under applicable law. Additionally, pursuant to Section 5.1 of the CVR Agreement, Parent is entitled under certain circumstances to amend the terms of the CVR Agreement without the consent of the holders of Securities entitled to receive CVR Consideration, for purposes including (i) providing for a successor rights agent, (ii) curing ambiguities, correcting or supplementing any provision that may be defective or inconsistent with any other provision in the CVR Agreement, making any other provisions with respect to matters or questions arising under the CVR Agreement (provided that such provisions shall not materially adversely affect the interests of the CVR holders), and (iii) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is materially adverse to the interests of the CVR holders. Section 5.2 of the CVR Agreement further permits Parent, with the written consent of holders of not less than a majority of the outstanding CVRs, to enter into amendments to the CVR Agreement, even if such addition, elimination, or change is materially adverse to the interests of the CVR holders.”

(21) Subsection (a) of the first paragraph of Section 15 – “Conditions of the Offer” of the Offer to Purchase is amended and restated to read in its entirety as follows:

“unless the Minimum Condition shall have been satisfied, the HSR waiting period shall have expired or been terminated, and the Regulatory Condition shall have been satisfied; and”

(22) Subsection (c) of the first paragraph of Section 15 – “Conditions of the Offer” of the Offer to Purchase is amended and restated to read in its entirety as follows:

“unless Clinical Data shall have furnished Parent with a certificate dated as of the date of determination signed on Clinical Data’s behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in clauses (b)(A), (b)(B), and (b)(C) above are satisfied.”

(23) The first sentence of the last paragraph of Section 15 – “Conditions of the Offer” of the Offer to Purchase is amended and restated to read in its entirety as follows:

“The foregoing conditions are for the sole benefit of Parent and the Purchaser, and may be asserted by either Parent or the Purchaser at any time from time to time until the Offer shall have expired or been terminated, regardless of the circumstances giving rise to any such conditions (except that our own action or inaction may not cause a failure of a condition to the Offer) and, except for the Minimum Condition, the foregoing conditions may be waived by Parent or the Purchaser in whole or in part at any time and from time to time until the Offer shall have expired or been terminated, subject to the terms of the Merger Agreement and applicable law.”

(24) The penultimate sentence in the last paragraph of Section 15 – “Conditions of the Offer” of the Offer to Purchase is amended and restated to read in its entirety as follows:

“Moreover, the Purchaser has discretion over whether to accept for payment or (subject to the rules and regulations of the SEC) pay for, any In-the-Money Warrant that has an expiration date that would occur earlier than the third business day following the expiration date of the Offer (as the Offer may be extended), provided that Purchaser may not refuse to accept any In-the-Money Warrant for this reason without refusing to accept all In-the-Money Warrants in the applicable class.”

(25) The subsection titled “Shareholder Litigation” in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended and restated to read in its entirety as follows:

Shareholder Litigation. On February 25, 2011, a purported shareholder of Clinical Data named Joel Kerr filed a putative class action lawsuit in the Trial Court of the Commonwealth of Massachusetts, Superior Court Department against the members of Clinical Data’s Board of Directors, Clinical Data, and Forest (the “Kerr Action”).

On March 4, 2011, purported shareholders of Clinical Data named Vinod Podichetty and Robert Kelsey filed a putative class action lawsuit in the United States District Court for the District of Massachusetts against the members of Clinical Data’s Board of Directors, Clinical Data, Forest, and the Purchaser (the “Podichetty Action”).

Between March 1 and March 14, 2011, five purported shareholders of Clinical Data named Bradley Wojno, Douglas Staples, Alla Dorodny, Michael A. Toht and Mark Stephen Brodie filed putative class action lawsuits in the Court of Chancery of the State of Delaware against, in the aggregate, the members of Clinical Data’s Board of Directors, Clinical Data, Forest, Parent, and the Purchaser (each action respectively styled as Wojno v. Fromkin et al., Staples v. Clinical Data, Inc. et al., Dorodny v. Clinical Data, Inc. et al., Toht v. Clinical Data, Inc. et al., and Brodie v. Fromkin et al.). These five lawsuits subsequently were consolidated under the caption In re Clinical Data, Inc. Shareholders Litigation. On March 11, 2011, the plaintiffs in the consolidated action (the “Delaware Consolidated Action”) filed an amended complaint against members of Clinical Data’s Board of Directors, Clinical Data, Forest, Parent, and the Purchaser.

Each of the plaintiffs in the litigation described above purports to sue on behalf of a class of shareholders of Clinical Data. The complaints filed in each Action allege that the members of Clinical Data’s Board of Directors breached their fiduciary duties to Clinical Data’s shareholders in connection with the sale of Clinical Data and that Forest aided and abetted the alleged breaches of fiduciary duties. The complaints filed in the Podichetty Action and the Delaware Consolidated Action allege, in addition, that Clinical Data and Purchaser aided and abetted the purported breaches of fiduciary duties. The complaint filed in the Delaware Consolidated Action alleges, in addition, that Parent aided and abetted the purported breaches of fiduciary duties. Each Complaint seeks, among other relief, to enjoin the Offer. Parent, the Purchaser, and Forest believe that the allegations in all of the complaints lack merit and indent to defend against the claims asserted by the plaintiffs vigorously.

(26) The first paragraph of Section 18 – “Miscellaneous” of the Offer to Purchase is amended and restated to read in its entirety as follows:

“We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares, Company Notes or In-the-Money Warrants pursuant thereto, we will make a good faith effort to comply with that statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with any such statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Securities in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.”

(27) The first sentence under the heading “1. DIRECTORS AND EXECUTIVE OFFICERS OF FOREST” in Schedule I to the Offer to Purchase is amended and restated to read in its entirety as follows:

“The name, current principal occupation or employment and material occupations, positions, offices or employment during the past five years of each director and executive officer of Forest are as set forth below.”

(28) The table under the heading “1. DIRECTORS AND EXECUTIVE OFFICERS OF FOREST” in Schedule I to the Offer to Purchase is amended and restated to read in its entirety as follows:

Name	Present Principal Occupation Including Name and Address of Employer

Directors

Howard Solomon	President, Chairman of the Board and Chief Executive Officer, Forest Laboratories, Inc., since 1977

Nesli Basgoz, M.D.	Associate Chief for Clinical Affairs, Division of Infectious Diseases, Massachusetts General Hospital, since 2006 Associate Professor of Medicine at Harvard Medical School, since 2006; previously Clinical Director Division of Infectious Diseases, Massachusetts General Hospital

William J. Candee, III	Principal with TXX Services, LLC (transportation company) since 2006; previously an attorney in private practice

George S. Cohan	President of George Cohan Company, Inc. (consultancy) since 1989

Dan L. Goldwasser	Shareholder at Vedder Price, P.C. (law firm) since 1992

Kenneth E. Goodman	Independent Investor, 2006-2011; Former President and Chief Operating Officer, Forest Laboratories, Inc., from 1998 to 2006

Lester B. Salans, M.D.	Clinical Professor and member of the Clinical Attending Staff - Internal Medicine at the Mount Sinai Medical School for more than five years prior to the date of this filing; previously Vice President of Academic and Scientific Affairs and Vice President of Preclinical Research at Sandoz Pharmaceutical Corporation

Peter J. Zimetbaum, M.D.	Director of Clinical Cardiology at Beth Israel Deaconess Medical Center in Boston since 2005; Associate Professor of Medicine at Harvard Medical School since 2006

Lawrence S. Olanoff	Senior Scientific Advisor, since 2011; President and Chief Operating Officer, Forest Laboratories, Inc., 2006-2011

Officers

Howard Solomon	President, Chairman of the Board and Chief Executive Officer, Forest Laboratories, Inc., since 1977

Elaine Hochberg	Executive Vice President – Marketing and Chief Commercial Officer, at Forest since 1997

Francis I. Perier, Jr.	Executive Vice President – Finance and Administration and Chief Financial Officer, at Forest since 2004

Marco Taglietti, M.D.	Senior Vice President – Research and Development and President, Forest Research Institute, at Forest since 2007; Senior Vice President and Head of Global Research and Development at Stiefel Laboratories from 2004-2007

David Solomon	Senior Vice President – Corporate Development and Strategic Planning, at Forest since 2001

Kevin Walsh	Senior Vice President and Director of Operations, at Forest since 2003

Jerome Lynch	Senior Vice President – Sales, at Forest since 1992

Ray Stafford	Executive Vice President – Global Marketing, at Forest since 1997.

Joseph Zimmerman	Vice President – Chief Compliance Officer, at Forest since 1995.

Herschel Weinstein	Vice President – General Counsel, at Forest since 2006

(29) The first sentence under the heading “2. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT” in Schedule I to the Offer to Purchase is amended and restated to read in its entirety as follows:

“The name, current principal occupation or employment and material occupations, positions, offices or employment during the past five years of each executive officer of FL Holding are as set forth below.”

(30) The table under the heading “2. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT” in Schedule I to the Offer to Purchase is amended and restated to read in its entirety as follows:

Name	Present Principal Occupation Including Name and Address of Employer

Officers

Ralph Kleinman	Vice President, Corporate Tax and Treasury and Manager, FL Holding CV, at Forest since 2008; Vice President, Tax at Sanofi-Aventis Inc. from 2004-2008 (at Sanofi from 1991-2004)

(31) The first sentence under the heading “3. DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER” in Schedule I to the Offer to Purchase is amended and restated to read in its entirety as follows:

“The name, current principal occupation or employment and material occupations, positions, offices or employment during the past five years of each director and executive officer of Magnolia are as set forth below.”

(32) The table under the heading “3. DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER” in Schedule I to the Offer to Purchase is amended and restated to read in its entirety as follows:

Name	Present Principal Occupation Including Name and Address of Employer

Directors

Howard Solomon	President, Chairman of the Board and Chief Executive Officer, Forest Laboratories, Inc., since 1977

David Solomon	Senior Vice President – Corporate Development and Strategic Planning, at Forest since 2001

Officers

Howard Solomon	President, Chairman of the Board and Chief Executive Officer, Forest Laboratories, Inc., since 1977

Francis I. Perier, Jr.	Executive Vice President – Finance and Administration and Chief Financial Officer, at Forest since 2004

David Solomon	Senior Vice President – Corporate Development and Strategic Planning, at Forest since 2001

Rita Weinberger	Vice President and Controller, at Forest since 1983.

(33) Schedule I to the Offer to Purchase is amended and supplemented to include the following at the end thereof:

“4. DIRECTORS AND EXECUTIVE OFFICERS OF DOGWOOD

The name, current principal occupation or employment of each director and executive officer of Dogwood are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Forest. The business address of each of the below individuals is 909 Third Avenue, New York, New York 10022. All directors and officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer

Directors

Howard Solomon	President, Chairman of the Board and Chief Executive Officer, Forest Laboratories, Inc., since 1977

David Solomon	Senior Vice President – Corporate Development and Strategic Planning, at Forest since 2001

Officers

Howard Solomon	President, Chairman of the Board and Chief Executive Officer, Forest Laboratories, Inc., since 1977

Francis I. Perier, Jr.	Executive Vice President – Finance and Administration and Chief Financial Officer, at Forest since 2004

David Solomon	Senior Vice President – Corporate Development and Strategic Planning, at Forest since 2001

Rita Weinberger	Vice President and Controller, at Forest since 1983.

(34) Schedule I to the Offer to Purchase is amended and supplemented to include the following at the end thereof:

“5. DIRECTORS AND EXECUTIVE OFFICERS OF FLI INTERNATIONAL

The name, current principal occupation or employment of each director and executive officer of FLI International are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Forest. The business address of each of the below individuals is 909 Third Avenue, New York, New York 10022. All directors and officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer

Officers

Howard Solomon	President, Chairman of the Board and Chief Executive Officer, Forest Laboratories, Inc., since 1977

Ralph Kleinman	Vice President, Corporate Tax and Treasury and Manager, FL Holding CV, at Forest since 2008; Vice President, Tax at Sanofi-Aventis Inc. from 2004-2008 (at Sanofi from 1991-2004)

Francis I. Perier, Jr.	Executive Vice President – Finance and Administration and Chief Financial Officer, at Forest since 2004

David Solomon	Senior Vice President – Corporate Development and Strategic Planning, at Forest since 2001

(35) Schedule I to the Offer to Purchase is amended and supplemented to include the following sentences at the end thereof:

“None of Forest, Parent, Purchaser or the above-listed individuals beneficially own Clinical Data securities, except that by virtue of the Support Agreement described in Section 11 — “The Merger Agreement; Other Agreements”, each of Forest, Parent and Purchaser may be deemed to have beneficial ownership of the Clinical Data common stock owned by the securityholders party to the Support Agreement, or that would be acquired by the securityholders party to the Support Agreement through conversion of their Clinical Data notes and warrants. As of February 22, 2011, the stockholders party to the Support Agreement beneficially owned 11,271,500 outstanding shares of Clinical Data common stock, representing approximately 36.32% of all shares of Clinical Data common stock outstanding as of February 17, 2011, and beneficially owned Clinical Data warrants exercisable for 3,824,011 shares of Clinical Data common stock and Clinical Data notes convertible into 6,110,599 shares of Clinical Data common stock. As of February 22, 2011, stockholders party to the Support Agreement beneficially owned 24,038,056 shares of Clinical Data common stock calculated on a fully diluted basis (including for this purpose all options to purchase shares of Clinical Data common stock, whether vested or unvested), representing approximately 52.37% of all shares of Clinical Data common stock as of February 17, 2011 calculated on the same fully diluted basis. The Support Agreement does not require that the Supporting Stockholders exercise their options to purchase Shares, though if exercised, such Shares would become subject to the Support Agreement and would be required to be tendered in the Offer and, to the extent necessary, voted in favor of the Merger. The securities required to be tendered pursuant to the Support Agreement represent 21,206,110 shares of Clinical Data common stock, approximately 46.20% of all shares of Clinical Data common stock as of February 17, 2011 calculated on the same fully diluted basis described above.

No contents of this Offer to Purchase shall be deemed to constitute an admission by any of the Forest Parties that it is the beneficial owner of any Clinical Data common stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGNOLIA ACQUISITION CORP.

By	/s/ David Solomon
Name: David Solomon
Title: Vice President

Date: March 25, 2011 DOGWOOD HOLDING CORP.

By	/s/ David Solomon
Name: David Solomon
Title: Vice President

Date: March 25, 2011

FL HOLDING CV

By	FLI International LLC, its General Partner

By	/s/ David Solomon
Name: David Solomon
Title: Vice President

Date: March 25, 2011

FOREST LABORATORIES, INC.

By	/s/ David Solomon
Name: David Solomon
Title: Senior Vice President—Corporate Development and Strategic Planning

Date: March 25, 2011